Unaudited Condensed Consolidated Interim Financial Statements

(In US dollars)

HUDBAY MINERALS INC.

For the three months ended March 31, 2022 and 2021

HUDBAY MINERALS INC. Condensed Consolidated Interim Balance Sheets (Unaudited and in thousands of US dollars)

		Mar. 31,	Dec. 31,
	Note	2022	2021
Assets
Current assets
Cash		$213,359	$270,989
Trade and other receivables	6	185,231	204,081
Inventories	7	199,239	158,453
Prepaid expenses and other current assets		15,760	15,338
Other financial assets	8	6,643	7,867
		620,232	656,728
Receivables	6	16,805	16,084
Inventories	7	23,438	37,573
Other financial assets	8	13,210	11,158
Intangibles and other assets	9	19,800	20,138
Property, plant and equipment	10	3,713,732	3,740,966
Deferred tax assets		130,997	133,584
		$4,538,214	$4,616,231
Liabilities
Current liabilities
Trade and other payables		$185,082	$207,777
Taxes payable		8,371	15,243
Other liabilities	11	54,460	63,002
Other financial liabilities	12	107,712	100,702
Lease liabilities	13	29,518	33,529
Deferred revenue	15	73,243	88,963
		458,386	509,216
Other financial liabilities	12	106,945	120,972
Lease liabilities	13	47,507	44,473
Long-term debt	14	1,181,119	1,180,274
Deferred revenue	15	418,939	426,363
Pension obligations		10,770	6,252
Other employee benefits		108,674	128,588
Environmental and other provisions	16	368,800	461,501
Deferred tax liabilities		275,096	261,764
		2,976,236	3,139,403
Equity
Share capital	18b	1,780,182	1,778,848
Reserves		21,894	(182)
Retained earnings		(240,098)	(301,838)
		1,561,978	1,476,828
		$4,538,214	$4,616,231
Commitments (note 21)

HUDBAY MINERALS INC. Condensed Consolidated Interim Income Statements (Unaudited and in thousands of US dollars)

	Note	Three months ended March 31,
		2022	2021
Revenue	5a	$378,619	$313,624
Cost of sales
Mine operating costs		212,260	178,430
Depreciation and amortization	5b	81,091	82,682
		293,351	261,112

Gross profit		85,268	52,512

Selling and administrative expenses		11,841	9,945
Exploration expenses		18,630	6,847
Evaluation expenses	3, 5c	7,036	267
Environmental obligation adjustment	3, 16	(79,856)	(4,499)
Other expenses	3, 5d	2,012	1,091
Results from operating activities		125,605	38,861
Net interest expense on long term debt	5e	16,898	21,232
Accretion on streaming arrangements	5e	4,836	15,528
Change in fair value of financial instruments	5e	7,216	39,007
Other net finance costs	5e	7,794	32,686
Net finance expense		36,744	108,453
Profit (loss) before tax		88,861	(69,592)
Tax expense (recovery)	17	25,046	(9,490)
Profit (loss) for the period		$63,815	$(60,102)

Profit (loss) per share
Basic and diluted		$0.24	$(0.23)

Weighted average number of common shares outstanding:
Basic	19	261,689,263	261,321,074
Diluted	19	262,267,240	261,321,074

HUDBAY MINERALS INC. Condensed Consolidated Interim Statements of Cash Flows (Unaudited and in thousands of US dollars)

	Note	Three months ended March 31,
		2022	2021
Cash generated from operating activities:
Profit (loss) for the period		$63,815	$(60,102)
Tax expense (recovery)	17	25,046	(9,490)
Items not affecting cash:
Depreciation and amortization	5b	81,533	83,162
Share-based compensation		3,303	1,786
Net interest expense on long term debt	5e	16,898	21,232
Accretion on streaming arrangements	5e	4,836	15,528
Change in fair value of financial instruments	5e	7,216	39,007
Other net finance costs	5e	7,794	32,686
Inventory adjustments	7	(461)	(723)
Amortization of deferred revenue and variable consideration	5a	(28,219)	(15,227)
Pension and other employee benefit payments, net of accruals		(708)	2,641
Environmental obligation adjustment	3, 16	(79,856)	(4,499)
Decommissioning and restoration payments	16	(3,341)	(4,637)
Other	22a	(4,614)	(6,311)
Taxes paid		(16,189)	(4,397)
Operating cash flow before change in non-cash working capital		77,053	90,656
Change in non-cash working capital	22b	(13,746)	(38,859)
		63,307	51,797
Cash used in investing activities:
Acquisition of property, plant and equipment		(55,894)	(82,950)
Interest received		162	438
		(55,732)	(82,512)
Cash used in financing activities:
Issuance of senior unsecured notes, net of transaction costs	14a	-	591,928
Principal repayments	14a	-	(600,000)
Premium paid on redemption of notes	14a	-	(22,878)
Interest paid on long-term debt		(31,875)	(50,835)
Financing costs		(3,151)	(3,586)
Lease payments	13	(9,863)	(9,773)
Gold prepayment repayments	12	(18,623)	-
Net proceeds from exercise of stock options		868	443
Dividends paid	18b	(2,075)	(2,090)
		(64,719)	(96,791)
Effect of movement in exchange rates on cash		(486)	(1,065)
Net decrease in cash		(57,630)	(128,571)
Cash, beginning of the period		270,989	439,135
Cash, end of the period		$213,359	$310,564

HUDBAY MINERALS INC. Condensed Consolidated Interim Statements of Comprehensive Profit (Loss) (Unaudited and in thousands of US dollars)

	Three months ended March 31,
	2022	2021
Profit (loss) for the period	$63,815	$(60,102)

Other comprehensive income:
Item that will be reclassified subsequently to profit or loss:
Recognized directly in equity:
Net gain on translation of foreign currency balances	3,308	3,461
	3,308	3,461

Items that will not be reclassified subsequently to profit or loss:
Recognized directly in equity:
Gold prepayment revaluation	175	(1,547)
Tax effect	(46)	416
Remeasurement - actuarial gain	18,017	20,549
Tax effect	790	(1,109)
	18,936	18,309

Other comprehensive income net of tax, for the period	22,244	21,770
Total comprehensive profit (loss) for the period	$86,059	$(38,332)

HUDBAY MINERALS INC. Condensed Consolidated Interim Statements of Changes in Equity (Unaudited and in thousands of US dollars)

	Share capital (note 18)	Other capital reserves	Foreign currency translation reserve	Remeasurement reserve	Retained earnings	Total equity
Balance, January 1, 2021	$1,777,340	$55,937	$1,571	$(81,708)	$(53,334)	$1,699,806
Loss	-	-	-	-	(60,102)	(60,102)
Other comprehensive income	-	-	3,461	18,309	-	21,770
Total comprehensive income (loss)	-	-	3,461	18,309	(60,102)	(38,332)
Contributions by and distributions to owners:
Dividends (note 18b)	-	-	-	-	(2,090)	(2,090)
Stock options	-	423	-	-	-	423
Issuance of shares related to stock options redeemed	681	(238)	-	-	-	443
Total contributions by and distributions to owners	681	185	-	-	(2,090)	(1,224)
Balance, March 31, 2021	$1,778,021	$56,122	$5,032	$(63,399)	$(115,526)	$1,660,250
Loss	-	-	-	-	(184,256)	(184,256)
Other comprehensive (loss) income	-	-	(2,125)	2,982	-	857
Total comprehensive (loss) income	-	-	(2,125)	2,982	(184,256)	(183,399)
Contributions by and distributions to owners:
Dividends (note 18b)	-	-	-	-	(2,056)	(2,056)
Stock options	-	1,496	-	-	-	1,496
Issuance of shares related to stock options redeemed	827	(290)	-	-	-	537
Total contributions by and distributions to owners	827	1,206	-	-	(2,056)	(23)
Balance, December 31, 2021	$1,778,848	$57,328	$2,907	$(60,417)	$(301,838)	$1,476,828

HUDBAY MINERALS INC. Condensed Consolidated Interim Statements of Changes in Equity (Unaudited and in thousands of US dollars)

	Share capital (note 18)	Other capital reserves	Foreign currency translation reserve	Remeasurement reserve	Retained earnings	Total equity
Balance, January 1, 2022	$1,778,848	$57,328	$2,907	$(60,417)	$(301,838)	$1,476,828
Profit	-	-	-	-	63,815	63,815
Other comprehensive income	-	-	3,308	18,936	-	22,244
Total comprehensive income	-	-	3,308	18,936	63,815	86,059
Contributions by and distributions to owners:
Dividends (note 18b)	-	-	-	-	(2,075)	(2,075)
Stock options	-	298	-	-	-	298
Issuance of shares related to stock options redeemed	1,334	(466)	-	-	-	868
Total contributions by and distributions to owners	1,334	(168)	-	-	(2,075)	(909)
Balance, March 31, 2022	$1,780,182	$57,160	$6,215	$(41,481)	$(240,098)	$1,561,978

HUDBAY MINERALS INC. Notes to Unaudited Condensed Consolidated Interim Financial Statements (in thousands of US dollars, except where otherwise noted) For the three months ended March 31, 2022 and 2021

1. Reporting entity

On January 1, 2017, Hudbay Minerals Inc. amalgamated under the Canada Business Corporations Act with its subsidiaries Hudson Bay Mining and Smelting Co., Limited and Hudson Bay Exploration and Development Company Limited to form Hudbay Minerals Inc. ("HMI" or the "Company"). The address of the Company's principal executive office is 25 York Street, Suite 800, Toronto, Ontario. The unaudited condensed consolidated interim financial statements ("interim financial statements") of the Company for the three months ended March 31, 2022 and 2021 represent the financial position and the financial performance of the Company and its subsidiaries (together referred to as "Hudbay").

Wholly owned subsidiaries as at March 31, 2022 and 2021 include HudBay Marketing & Sales Inc. ("HMS"), HudBay Peru Inc., HudBay Peru S.A.C. ("Hudbay Peru"), HudBay (BVI) Inc., Hudbay Arizona Inc, Rosemont Copper Company ("Rosemont") and Mason Resources (US) Inc. ("Mason").

Hudbay is an integrated mining company primarily producing copper concentrate (containing copper, gold and silver), silver/gold doré, molybdenum concentrate and zinc metal. With assets in North and South America, Hudbay is focused on the discovery, production and marketing of base and precious metals. Directly and through its subsidiaries, Hudbay owns three polymetallic mines, four ore concentrators and a zinc production facility in northern Manitoba and Saskatchewan (Canada) and Cusco (Peru) and copper projects in Arizona and Nevada (United States). Hudbay also has equity investments in a number of junior exploration companies. The Company is governed by the Canada Business Corporations Act and its shares are listed under the symbol "HBM" on the Toronto Stock Exchange, New York Stock Exchange and Bolsa de Valores de Lima.

2. Basis of preparation

(a) Statement of compliance:

These interim financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting as issued by the International Accounting Standards Board ("IASB") and do not include all of the information required for full annual financial statements by International Financial Reporting Standards ("IFRS").

These interim financial statements should be read in conjunction with the Company's audited consolidated financial statements for the year ended December 31, 2021 which includes information necessary or useful to understanding the Company's business and financial statement presentation. In particular, the Company's significant accounting policies are presented as note 3 in the audited consolidated financial statements for the year ended December 31, 2021 and have been consistently applied in the preparation of these interim financial statements.

The Board of Directors approved these interim financial statements on May 9, 2022.

HUDBAY MINERALS INC. Notes to Unaudited Condensed Consolidated Interim Financial Statements (in thousands of US dollars, except where otherwise noted) For the three months ended March 31, 2022 and 2021

(b) Use of judgements and estimates:

The preparation of the interim financial statements in conformity with IFRS requires Hudbay to make judgements, estimates and assumptions, in applying accounting policies that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the interim financial statements, as well as reported amounts of revenue and expenses during the reporting period. Actual results may differ from these judgements, estimates and assumptions. The interim financial statements reflect the judgements and estimates outlined by Hudbay in its audited consolidated financial statements for the year ended December 31, 2021.

(c) Estimation uncertainty:

The Company has assessed the economic impacts of the novel coronavirus pandemic and Russia's invasion of Ukraine on its interim financial statements. As at March 31, 2022, management has determined that the Company's ability to execute its medium and longer term plans and the economic viability of its assets (including the carrying value of its long-lived assets and inventory valuations) are not materially  impacted.

In making this judgment, the Company has assessed various criteria including, but not limited to, existing laws, regulations, orders, disruptions and potential disruptions in our supply chain, disruptions in the markets for our products, commodity prices and foreign exchange prices and the actions that the Company has taken at its operations to protect the health and safety of its workforce and local community.

3. Reclassification of comparative amounts

Certain prior period amounts have been reclassified for consistency with the current period presentation. Evaluation expenses (note 5c) and environmental obligation adjustment (note 16) have been reclassified to their own financial statement line items within the condensed consolidated interim income statements due to the significant increases in these balances. These balances were previously included in exploration and evaluation expenses and other expenses respectively. Environmental obligation adjustment was previously included within Other in the operating activities section of the condensed consolidated interim statements of cash flows and has now been reclassified to its own line within operating activities. These reclassifications had no effect on the previous reported net loss or cash generated from operating activities.

4. New standards

New standards and interpretations not yet adopted

Amendment to IAS 1 - Presentation of Financial Statements

The amendments to IAS 1 promote consistency in applying the requirements by helping companies determine whether, in the statement of financial position, debt and other liabilities with an uncertain settlement date should be classified as current or non-current (based on a substantive right to defer settlement). This amendment is in effect January 1, 2023 with early adoption permitted.  The Company has not yet determined the effect of adoption of this amendment on its consolidated financial statements.

HUDBAY MINERALS INC. Notes to Unaudited Condensed Consolidated Interim Financial Statements (in thousands of US dollars, except where otherwise noted) For the three months ended March 31, 2022 and 2021

5. Revenue and expenses

(a) Revenue

Hudbay's revenue by significant product types:

	Three months ended March 31,
	2022	2021
Copper	$208,989	$173,686
Zinc	66,426	82,103
Gold	67,552	42,193
Silver	6,621	6,397
Molybdenum	9,194	6,970
Other	2,437	1,559
Revenue from contracts	361,219	312,908

Non-cash streaming arrangement items [1]
Amortization of deferred revenue - gold	13,202	4,873
Amortization of deferred revenue - silver	11,772	8,737
Amortization of deferred revenue - variable consideration adjustments - prior periods	3,245	1,617
	28,219	15,227
Pricing and volume adjustments [2]	1,264	(2,575)
	390,702	325,560
Treatment and refining charges	(12,083)	(11,936)
	$378,619	$313,624
[1] See note 15.
[2] Pricing and volume adjustments represent mark-to-market adjustments on initial estimate of provisionally priced sales, realized and unrealized changes to fair value for non-hedge derivative contracts and adjustments to originally invoiced weights and assays.

Consideration from the Company's stream agreements is considered variable (note 15). Gold and silver stream revenue can be subject to cumulative adjustments when the amount of precious metals to be delivered under the contract changes. As a result of changes in the Company's mineral reserve and resource estimate in the first quarter of 2022, the amortization rate by which deferred revenue is drawn down into income was adjusted and, as required, a catch up adjustment was made for all prior year stream revenues since the stream agreement inception date. This variable consideration adjustment resulted in an increase of revenue of $3,245 for the three months ended March 31, 2022 (March 31, 2021 - increase of revenue of $1,617).

HUDBAY MINERALS INC. Notes to Unaudited Condensed Consolidated Interim Financial Statements (in thousands of US dollars, except where otherwise noted) For the three months ended March 31, 2022 and 2021

(b) Depreciation and amortization

Depreciation of PP&E and amortization of intangible assets are reflected in the condensed consolidated interim income statements as follows:

	Three months ended March 31,
	2022	2021
Cost of sales	$81,091	$82,682
Selling and administrative expenses	442	480
	$81,533	$83,162

(c) Evaluation expenses

Evaluation expenses primarily relate to Arizona's Copper World Preliminary Economic Assessment study costs.

(d) Other expenses

	Three months ended March 31,
	2022	2021
Regional costs	$1,219	$820
Gain on disposal of property, plant and equipment	(532)	(303)
Amortization of community costs (other assets)	562	353
Restructuring - Manitoba	748	-
Other	15	221
	$2,012	$1,091

During the first quarter of 2022, there were costs incurred related to the restructuring of the Manitoba operations in preparation for the closure of 777 mine of $748. These costs were related to activities performed in advance of the mine's expected closure in June 2022.

HUDBAY MINERALS INC. Notes to Unaudited Condensed Consolidated Interim Financial Statements (in thousands of US dollars, except where otherwise noted) For the three months ended March 31, 2022 and 2021

(e) Net finance expense

	Three months ended March 31,
	2022	2021
Net interest expense on long-term debt
Interest expense on long-term debt	$16,898	$21,232
Accretion on streaming arrangements (note 15)
Additions	7,363	14,934
Variable consideration adjustments - prior periods	(2,527)	594
	4,836	15,528
Change in fair value of financial assets and liabilities at fair value through profit or loss
Embedded derivatives (note 14)	-	49,754
Gold prepayment liability	9,108	(12,500)
Investments	(1,892)	1,753
	7,216	39,007
Other net finance costs
Net foreign exchange gains	1,506	1,670
Accretion on community agreements measured at amortized cost	610	653
Accretion on environmental provisions	1,892	861
Withholding taxes	1,563	2,023
Premium paid on redemption of notes	-	22,878
Write-down of unamortized transaction costs (note 14)	-	2,480
Other finance expense	2,325	2,484
Interest income	(102)	(363)
	7,794	32,686
Net finance expense	$36,744	$108,453

Other finance expense relates primarily to fees on Hudbay's revolving credit facilities and leases.

HUDBAY MINERALS INC. Notes to Unaudited Condensed Consolidated Interim Financial Statements (in thousands of US dollars, except where otherwise noted) For the three months ended March 31, 2022 and 2021

6. Trade and other receivables

	Mar. 31, 2022	Dec. 31, 2021
Current
Trade receivables	$140,450	$166,524
Statutory receivables	39,502	31,191
Other receivables	5,279	6,366
	185,231	204,081
Non-current
Taxes receivable	16,805	16,084
	$202,036	$220,165

The decrease in trade receivables for the three months ended March 31, 2022 primarily relates to three shipments, representing approximately 30,000 tonnes of copper, which occurred late in fiscal 2021 for which payment occurred in early 2022.

7. Inventories

	Mar. 31, 2022	Dec. 31, 2021
Current
Stockpile	$28,571	$12,768
Work in progress	6,650	5,647
Finished goods	106,402	78,958
Materials and supplies	57,616	61,080
	199,239	158,453
Non-current
Stockpile	18,553	34,156
Materials and supplies	4,885	3,417
	23,438	37,573
	$222,677	$196,026

The cost of inventories recognized as an expense, including depreciation, and included in cost of sales amounted to $261,174 for the three months ended March 31, 2022 (three months ended March 31, 2021 - $237,398).

During the three months ended March 31, 2022, Hudbay recognized a recovery of $461 in cost of sales related to adjustments of the carrying value of Peru inventories to net realizable value (three months ended March 31, 2021 - recovery $723). Adjustments of the carrying value of inventories to net realizable value were related to changes in commodity prices.

HUDBAY MINERALS INC. Notes to Unaudited Condensed Consolidated Interim Financial Statements (in thousands of US dollars, except where otherwise noted) For the three months ended March 31, 2022 and 2021

8. Other financial assets

	Mar. 31, 2022	Dec. 31, 2021
Current
Derivative assets	$6,206	$7,430
Restricted cash	437	437
	6,643	7,867

Non-current
Investments at fair value through profit or loss	13,210	11,158
	$19,853	$19,025

9. Intangibles and other assets

Intangibles and other assets of $19,800 (December 31, 2021 - $20,138) includes $14,039 of other assets (December 31, 2021 - $14,240) and $5,761 of intangibles (December 31, 2021 - $5,898).

Other assets represent the carrying value of certain future community costs that relate to original agreements with communities for the Constancia operation which allow Hudbay to extract minerals over the useful life of the Constancia operation. The liability remaining for these costs is recorded in agreements with communities recorded at amortized cost (note 12). Amortization of the carrying amount is recorded in the condensed consolidated interim income statements within other expenses (note 5d) or exploration expense, depending on the nature of the agreement.

Intangibles mainly represent computer software costs.

HUDBAY MINERALS INC. Notes to Unaudited Condensed Consolidated Interim Financial Statements (in thousands of US dollars, except where otherwise noted) For the three months ended March 31, 2022 and 2021

10. Property, plant and equipment

Mar. 31, 2022	Cost	Accumulated depreciation and amortization	Carrying amount
Exploration and evaluation assets	$90,284	$-	$90,284
Capital works in progress	873,384	-	873,384
Mining properties	2,470,651	(1,332,432)	1,138,219
Plant and equipment	3,004,363	(1,499,697)	1,504,666
Plant and equipment-ROU Assets[1]	264,783	(157,604)	107,179
	$6,703,465	$(2,989,733)	$3,713,732

Dec. 31, 2021	Cost	Accumulated depreciation and amortization	Carrying amount
Exploration and evaluation assets	$88,207	$-	$88,207
Capital works in progress	858,230	-	858,230
Mining properties	2,434,000	(1,284,369)	1,149,631
Plant and equipment	2,983,919	(1,445,122)	1,538,797
Plant and equipment - ROU Assets[1]	259,726	(153,625)	106,101
	$6,624,082	$(2,883,116)	$3,740,966
[1] Includes $4,871 of capital works in progress - ROU assets (cost) that relate to the Arizona segment (December 31, 2021 - $5,112 related to the Arizona segment).

11. Other liabilities

	Mar. 31, 2022	Dec. 31, 2021
Current
Environmental and other provisions (note 16)	$41,502	$41,017
Pension liability	8,998	10,472
Other employee benefits	3,631	3,530
Unearned revenue	329	7,983
	$54,460	$63,002

HUDBAY MINERALS INC. Notes to Unaudited Condensed Consolidated Interim Financial Statements (in thousands of US dollars, except where otherwise noted) For the three months ended March 31, 2022 and 2021

12. Other financial liabilities

	Mar. 31, 2022	Dec. 31, 2021
Current
Derivative liabilities	$15,873	$12,451
Deferred Rosemont acquisition consideration	9,855	9,713
Gold prepayment liability	75,744	71,394
Agreements with communities recorded at amortized cost	6,240	7,144
	107,712	100,702

Non-current
Deferred Rosemont acquisition consideration	18,068	17,805
Gold prepayment liability	54,574	68,614
Agreements with communities recorded at amortized cost	28,757	29,129
Wheaton refund liability (note 15)	5,546	5,424
	106,945	120,972
	$214,657	$221,674

The changes to agreements with communities recorded at amortized cost during the three months ended March 31, 2022 primarily relates to disbursements, partially offset by changes in estimates and effects of changes in foreign exchange.

The following table summarizes changes in the gold prepayment liability:

Balance, January 1, 2021	$137,031
Change in fair value recorded in profit or loss	293
Change in fair value recorded in other comprehensive income	2,684
Balance, December 31, 2021	$140,008
Change in fair value recorded in profit or loss (note 5e)	9,108
Change in fair value recorded in other comprehensive income	(175)
Repayments	(18,623)
Balance, March 31, 2022	$130,318

HUDBAY MINERALS INC. Notes to Unaudited Condensed Consolidated Interim Financial Statements (in thousands of US dollars, except where otherwise noted) For the three months ended March 31, 2022 and 2021

13. Lease liability

Balance, January 1, 2021	$63,514
Additional capitalized leases	49,695
Lease payments	(37,719)
Accretion and other movements [1]	2,512
Balance, December 31, 2021	$78,002
Additional capitalized leases	7,772
Lease payments	(9,863)
Accretion and other movements	1,114
Balance, March 31, 2022	$77,025
[1] Includes $1,844 of sale lease back additions to ROU leases.

Lease liabilities are reflected in the condensed consolidated interim balance sheets as follows:

	Mar. 31, 2022	Dec. 31, 2021
Current	$29,518	$33,529
Non-current	47,507	44,473
	$77,025	$78,002

Hudbay has entered into leases which expire between 2022 and 2043. The interest rates on leases which were capitalized have interest rates between 2.50% and 7.43%, per annum. The range of interest rates utilized for discounting varies depending mostly on the Hudbay entity acting as lessee and duration of the lease. For certain leases, Hudbay has the option to purchase the equipment and vehicles leased at the end of the terms of the leases. Hudbay's obligations under these leases are secured by the lessor's title to the leased assets. The present value of applicable lease payments has been recognized as an ROU asset, which was included as a non-cash addition to property, plant and equipment, and a corresponding amount as a lease liability.

There are no restrictions placed on Hudbay by entering into these leases.

The following outlines expenses recognized within the Company's condensed consolidated interim income statements, relating to leases for which a recognition exemption was applied.

	Three months ended March 31,
	2022	2021
Short-term leases	$11,770	$8,539
Low value leases	204	93
Variable leases	10,437	8,083
Total	$22,411	$16,715

Payments made for short-term, low value and variable leases would mostly be captured as expenses in the condensed consolidated interim income statements, however, certain amounts may be capitalized to PP&E for the Arizona segment during its development phase and certain amounts may be reported in inventories given the timing of sales. Variable consideration leases include equipment used for heavy civil works at Constancia.

HUDBAY MINERALS INC. Notes to Unaudited Condensed Consolidated Interim Financial Statements (in thousands of US dollars, except where otherwise noted) For the three months ended March 31, 2022 and 2021

14. Long-term debt

Long-term debt is comprised of the following:

	Mar. 31, 2022	Dec. 31, 2021
Senior unsecured notes (a)	$1,186,375	$1,185,805
Less: Unamortized transaction costs - revolving credit facilities (b)	(5,256)	(5,531)
	$1,181,119	$1,180,274

(a) Senior unsecured notes

Balance, January 1, 2021	$1,139,695
Addition to Principal, net of $8,078 transaction costs	591,922
Principal repayments	(600,000)
Write-down of fair value of embedded derivative (prepayment option)	49,754
Write-down of unamortized transaction costs	2,480
Accretion of transaction costs and premiums	1,954
Balance, December 31, 2021	$1,185,805
Accretion of transaction costs and premiums	570
Balance, March 31, 2022	$1,186,375

As at March 31, 2022, $1,200,000 aggregate principal amount of senior notes were outstanding in two series: (i) a series of 4.50% senior notes due 2026 in an aggregate principal amount of $600,000 and (ii) a series of 6.125% senior notes due 2029 in an aggregate principal amount of $600,000.

(b) Unamortized transaction costs - revolving credit facilities

Balance, January 1, 2021	$4,020
Accretion of transaction costs	(2,816)
Transaction costs	4,327
Balance, December 31, 2021	$5,531
Accretion of transaction costs	(391)
Transaction costs	116
Balance, March 31, 2022 [1]	$5,256
[1] Balance, representing deferred transaction costs, is in an asset position.

As at March 31, 2022, the Peru segment had nil in letters of credit issued under the Peru revolving credit facility to support its reclamation obligations and the Manitoba segment had $92,543 in letters of credit issued under the Canada revolving credit facility to support its reclamation and pension obligations. As at March 31, 2022, there were no cash advances under the credit facilities.

Surety bonds

The Arizona segment had $28,291 in surety bonds issued to support future reclamation and closure obligations. No cash collateral is required to be posted under these surety bonds.

HUDBAY MINERALS INC. Notes to Unaudited Condensed Consolidated Interim Financial Statements (in thousands of US dollars, except where otherwise noted) For the three months ended March 31, 2022 and 2021

Other letters of credit

The Peru segment had $107,920 in letters of credit issued with various Peruvian financial institutions to support future reclamation and other operating matters. No cash collateral is required to be posted under these letters of credit.

15. Deferred revenue

777 Stream Agreement

For the three months ended March 31, 2022, the drawdown rates for the 777 stream agreement for gold and silver were C$1,584 and C$31.28 per ounce, respectively (year ended December 31, 2021 - C$1,578 and CA$30.38 per ounce, respectively).

As part of the streaming agreement for the 777 mine, Hudbay must repay, with precious metals credits, the stream deposit by August 1, 2052, the expiry date of the agreement. If the stream deposit is not fully repaid with precious metals credits from 777 production by the expiry date, a payment for the remaining amount will be due at the expiry date of the agreement. Given the remaining mine life is less than 12 months, Hudbay estimates that a portion of the stream deposit will not be repaid by means of precious metals credits from 777 production. As at March 31, 2022, the estimated repayment amount was reclassified to a refund liability (note 12), which is and will be discounted at the 9.0% rate inherent in the original 777 stream agreement and accreted over the remaining term of the agreement.

Peru Stream Agreement

For the three months ended March 31, 2022, the drawdown rates for the Peru stream agreement for gold and silver were $734 and $14.95 per ounce, respectively (year ended December 31, 2021 - $791 and $17.47 per ounce, respectively).

HUDBAY MINERALS INC. Notes to Unaudited Condensed Consolidated Interim Financial Statements (in thousands of US dollars, except where otherwise noted) For the three months ended March 31, 2022 and 2021

The following table summarizes changes in deferred revenue:

Balance, January 1, 2021	$546,684
Amortization of deferred revenue
Liability drawdown	(71,519)
Variable consideration adjustments - prior periods	(1,617)
Accretion on streaming arrangements
Current year additions	42,060
Variable consideration adjustments - prior periods	594
Reclass of refund liability (note 12)	(5,424)
Stream deposit	4,000
Effects of changes in foreign exchange	548
Balance, December 31, 2021	$515,326
Amortization of deferred revenue (note 5a)
Liability drawdown	(24,974)
Variable consideration adjustments - prior periods	(3,245)
Accretion on streaming arrangements (note 5e)
Current year-to-date additions	7,363
Variable consideration adjustments - prior periods	(2,527)
Effects of changes in foreign exchange	239
Balance, March 31, 2022	$492,182

Consideration from the Company's stream agreement is considered variable. Gold and silver stream revenue can be subject to cumulative adjustments when the number of ounces to be delivered under the contract changes. As a result of changes in the Company's mineral reserve and resource estimate in the first quarter of 2022, the amortization rate by which deferred revenue is drawn down into income was adjusted and, as required, a current period catch up adjustment was made for all prior period stream revenues since the stream agreement inception date. This variable consideration adjustment resulted in an increase in revenue of $3,245 and a decrease of finance expense of $2,527 for the three months ended March 31, 2022 (December 31, 2021 - increase in revenue of $1,617 and an increase of finance expense of $594).

Deferred revenue is reflected in the condensed consolidated interim balance sheets as follows:

	Mar. 31, 2022	Dec. 31, 2021
Current	$73,243	$88,963
Non-current	418,939	426,363
	$492,182	$515,326

HUDBAY MINERALS INC. Notes to Unaudited Condensed Consolidated Interim Financial Statements (in thousands of US dollars, except where otherwise noted) For the three months ended March 31, 2022 and 2021

16. Environmental and other provisions

Reflected in the condensed consolidated interim balance sheets as follows:

Mar. 31, 2022	Decommissioning, restoration and similar liabilities	Deferred share units	Restricted share units	Performance share units	Other	Total
Current (note 11)	$15,136	$9,124	$5,646	$5,034	$6,562	$41,502
Non-current	362,435	-	1,405	1,048	3,912	368,800
	$377,571	$9,124	$7,051	$6,082	$10,474	$410,302

Dec. 31, 2021	Decommissioning, restoration and similar liabilities	Deferred share units	Restricted share units	Performance share units	Other	Total
Current (note 11)	$16,759	$8,107	$5,061	$4,622	$6,468	$41,017
Non-current	451,041	-	5,828	780	3,852	461,501
	$467,800	$8,107	$10,889	$5,402	$10,320	$502,518

The other category mainly consists of restructuring provisions related to the closure of the Flin Flon operations and other miscellaneous obligations primarily in the Arizona segment.

The following table summarizes changes in decommissioning, restoration and similar liabilities ("DRO"):

Balance, December 31, 2021	$467,800
Net increase in provisions	3,187
Disbursements	(3,341)
Unwinding of discount (note 5e)	1,892
Effect of change in discount rate	(97,225)
Effect of foreign exchange	5,258
Balance, March 31, 2022	$377,571

HUDBAY MINERALS INC. Notes to Unaudited Condensed Consolidated Interim Financial Statements (in thousands of US dollars, except where otherwise noted) For the three months ended March 31, 2022 and 2021

The following summarizes net increase in provision and effect of change in discount rates for the three months ended March 31, 2022 on decommissioning, restoration and similar assets:

	Net increase (decrease) in provision	Effect of change in discount rate	DRO Adjustment
Producing properties
Peru	$3,534	$(14,245)
Manitoba	(313)	(81,312)
Non-producing properties
Manitoba	(34)	(1,668)
	3,187	(97,225)	$(94,038)
Less: DRO asset, remaining carrying value [1]			14,182
Environmental obligation adjustment			$(79,856)
[1] Includes effects of foreign exchange.

DRO are remeasured at each reporting date to reflect changes in discount rates, exchange rates, and timing and extent of cash outflows which can significantly affect the liabilities. This provision has been recorded based on estimates and assumptions that management believes are reasonable; however, actual decommissioning and restoration costs may differ from expectations.

During the first quarter of 2022, we recorded a non-cash gain of $79,856 in the condensed consolidated income statements mainly related to a revaluation adjustment to the Flin Flon operation's environmental reclamation provision. The first quarter revaluation was substantially impacted by an increase in long term, risk-free discount rates based on changes in Canadian bond yields. Typically, an operating location will reflect any revaluation adjustments to the environmental reclamation provision against its reclamation assets. However, as the Flin Flon operations are set to close in June of this year, the corresponding Flin Flon assets have been nearly fully depreciated and cannot be reduced below zero resulting in the remaining impact being recorded as a gain in the condensed consolidated income statements.

During the first quarter of 2021, we recorded a non-cash gain of $4,499 related to a revaluation adjustment of certain non-producing properties. For non-producing properties with such reclamation obligations, the revaluation of the corresponding liability is recorded through the condensed consolidated interim income statements.

These estimates have been discounted to their present value at rates ranging from 1.36% to 2.46% per annum (December 31, 2021: 0.39% to 1.94%), using pre-tax, risk-free interest rates that reflect the estimated maturity of each specific liability.

HUDBAY MINERALS INC. Notes to Unaudited Condensed Consolidated Interim Financial Statements (in thousands of US dollars, except where otherwise noted) For the three months ended March 31, 2022 and 2021

17. Income and mining taxes

The tax expense (recoveries) is applicable as follows:

	Three months ended March 31,
	2022	2021
Current:
Income taxes	$5,477	$967
Mining taxes	4,978	4,244
	10,455	5,211
Deferred:
Income tax expense (recoveries) - origination, revaluation and/or reversal of temporary differences	9,601	(26,492)
Mining tax expense - origination, revaluation and/or reversal of temporary difference	4,990	11,699
Adjustments in respect of prior years	-	92
	14,591	(14,701)
	$25,046	$(9,490)

Adjustments in respect of prior years refers to amounts changing due to the filing of tax returns and assessments from government authorities as well as any change identified that would result in a difference to our current or deferred tax balances as reported in the prior fiscal year end.

18. Share capital

(a) Preference shares:

Authorized: Unlimited preference shares without par value.

Issued and fully paid: Nil.

(b) Common shares:

Authorized: Unlimited common shares without par value.

Issued and fully paid:

	Three months ended March 31, 2022		Year ended Dec. 31, 2021
	Common shares	Amount	Common shares	Amount
Balance, beginning of year	261,598,312	$1,778,848	261,272,151	$1,777,340
Exercise of options	288,343	1,334	326,161	1,508
Balance, end of period	261,886,655	$1,780,182	261,598,312	$1,778,848

During the three months ended March 31, 2022, the Company declared a dividend of C$0.01 per share. The Company paid $2,075 in dividends on March 25, 2022 to shareholders of record as of March 8, 2022.

HUDBAY MINERALS INC. Notes to Unaudited Condensed Consolidated Interim Financial Statements (in thousands of US dollars, except where otherwise noted) For the three months ended March 31, 2022 and 2021

During the year ended December 31, 2021, the Company declared two semi-annual dividends of C$0.01 per share each. The Company paid $2,090 and $2,056 in dividends on March 26, 2021 and September 24, 2021 to shareholders of record as of March 9, 2021 and September 3, 2021.

(c) Equity-settled share-based compensation - stock options:

The Company's stock option plan was approved in June 2005 and amended in May 2008 (the "Plan"). Under the amended Plan, the Company may grant to employees, officers, directors or consultants of the Company or its affiliates options to purchase up to a maximum of 13 million common shares of Hudbay. The Company has determined that the appropriate accounting treatment is to classify the stock options as equity settled transactions.

The following table outlines the changes in the number of stock options outstanding:

	Mar. 31, 2022		Dec. 31, 2021
	Number of shares subject to option	Weighted- average exercise price C$	Number of shares subject to option	Weighted average exercise price C$
Balance, beginning of year	1,659,288	$5.71	1,563,189	$3.77
Number of units granted	572,331	$9.92	509,385	$10.42
Exercised	(288,343)	$3.76	(326,161)	$3.76
Forfeited	(127,962)	$6.04	(87,125)	$5.79
Balance, end of period	1,815,314	$7.32	1,659,288	$5.71

The following table presents the weighted average fair value assumptions used in the Black-Scholes valuation of these options:

For options granted during the period	Mar. 31, 2022	Dec. 31, 2021
Weighted average share price at grant date (CAD)	$9.92	$10.42
Risk-free rate	1.75%	1.02%
Expected dividend yield	0.20%	0.20%
Expected stock price volatility (based on historical volatility)	55.9%	60.5%
Expected life of option (months)	84	84
Weighted average per share fair value of stock options granted (CAD)	$5.53	$6.06

HUDBAY MINERALS INC. Notes to Unaudited Condensed Consolidated Interim Financial Statements (in thousands of US dollars, except where otherwise noted) For the three months ended March 31, 2022 and 2021

The following table outlines stock options outstanding and exercisable:

Mar. 31, 2022
Range of exercise prices C$	Number of options outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price C$	Number of options exercisable	Weighted average share price at exercise date C$
$3.76 - $3.92	803,908	4.9	$3.78	353,789	$3.79
$9.92 - $9.92	571,770	6.9	$9.92	-	$-
$10.42 - $10.42	439,636	5.9	$10.42	146,615	$10.42

Dec. 31, 2021
Range of exercise prices C$	Number of options outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price C$	Number of options exercisable	Weighted average share price at exercise date C$
$3.76 - $3.92	1,176,399	5.15	$3.78	191,651	$3.79
$10.42 - $10.42	482,889	6.15	$10.42	-	$-

Hudbay estimates expected life of options and expected volatility based on historical data, which may differ from actual outcomes.

19. Earnings per share

	Three months ended
	Mar. 31, 2022	Mar. 31, 2021
Weighted average common shares outstanding
Basic	261,689,263	261,321,074
Plus net incremental shares from:
Assumed conversion: stock options	577,977	-
Diluted weighted average common shares outstanding	262,267,240	261,321,074

For periods where Hudbay records a loss, Hudbay calculates diluted loss per share using the basic weighted average number of shares. If the diluted weighted average number of shares were used, the result would be a reduction in the loss, which would be anti-dilutive.

The determination of the diluted weighted-average number of common shares excludes the impact of 590,385 weighted-average stock options outstanding that were anti-dilutive for the three months ended March 31, 2021 as the Company recorded a loss in the financial period.

HUDBAY MINERALS INC. Notes to Unaudited Condensed Consolidated Interim Financial Statements (in thousands of US dollars, except where otherwise noted) For the three months ended March 31, 2022 and 2021

20. Financial instruments

(a) Fair value and carrying value of financial instruments:

The following presents the fair value ("FV") and carrying value ("CV") of Hudbay's financial instruments and non-financial derivatives:

	Mar. 31, 2022		Dec. 31, 2021
	FV	CV	FV	CV
Financial assets at amortized cost
Cash[1]	$213,359	$213,359	$270,989	$270,989
Restricted cash[1]	437	437	437	437
Fair value through profit or loss
Trade and other receivables 1, [2,3]	145,729	145,729	172,890	172,890
Non-hedge derivative assets [4]	6,206	6,206	7,430	7,430
Investments [5]	13,210	13,210	11,158	11,158
Total financial assets	$378,941	$378,941	$462,904	$462,904
Financial liabilities at amortized cost
Trade and other payables1, [2]	169,040	169,040	189,179	189,179
Deferred Rosemont acquisition consideration [8]	27,923	27,923	27,518	27,518
Agreements with communities [6]	31,474	34,997	33,947	36,273
Wheaton refund liability[10]	11,914	5,546	5,424	5,424
Senior unsecured notes [7]	1,204,740	1,186,375	1,239,018	1,185,805
Fair value through profit or loss
Gold prepayment liability [9]	130,318	130,318	140,008	140,008
Non-hedge derivative liabilities [4]	15,873	15,873	12,451	12,451
Total financial liabilities	$1,591,282	$1,570,072	$1,647,545	$1,596,658
[1] Cash, restricted cash, trade and other receivables and trade and other payables are recorded at carrying value, which approximates fair value due to their short-term nature and generally negligible credit losses.
[2] Excludes tax and other statutory amounts.
[3] Trade and other receivables contain receivables including provisionally priced receivables classified as FVTPL and various other items at amortized cost. The fair value of provisionally priced receivables is determined using forward metals prices which is a level 2 valuation method.
[4] Derivatives are carried at their fair value, which is determined based on internal valuation models that reflect observable forward market commodity prices, currency exchange rates, and discount factors based on market US dollar interest rates adjusted for credit risk.
[5] All investments are carried at their fair value, which is determined using quoted market bid prices in active markets for listed shares.
[6] These financial liabilities relate to agreements with communities near the Constancia project in Peru (note 12). Fair values have been determined using a discounted cash flow analysis based on expected cash flows and a credit adjusted discount rate.
[7] Fair value of the senior unsecured notes (note 14) has been determined using the quoted market price at period end.
[8] Discounted value based on a risk adjusted discount rate.
[9] The gold prepayment liability (note 12) is designated as fair value through profit or loss under the fair value option. Gains and losses related to the Company's own credit risk have been recorded at fair value through other comprehensive income. The fair value adjustment recorded in other comprehensive income for the three months ended March 31, 2022 was a gain of $175 (year ended December 31, 2021 was a loss of $2,684).
[10] Discounted value based on a market rate at inception of the applicable Wheaton contract (note 15).

HUDBAY MINERALS INC. Notes to Unaudited Condensed Consolidated Interim Financial Statements (in thousands of US dollars, except where otherwise noted) For the three months ended March 31, 2022 and 2021

Fair value hierarchy

The table below provides an analysis by valuation method of financial instruments that are measured at fair value subsequent to recognition. Levels 1 to 3 are defined based on the degree to which fair value inputs are observable and have a significant effect on the recorded fair value, as follows:

- Level 1: Quoted prices in active markets for identical assets or liabilities;

- Level 2: Valuation techniques use significant observable inputs, either directly or indirectly, or valuations are based on quoted prices for similar instruments; and,

- Level 3: Valuation techniques use significant inputs that are not based on observable market data.

March 31, 2022	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value
Financial assets at FVTPL:
Non-hedge derivatives	$-	$6,206	$-	$6,206
Investments	13,210	-	-	13,210
	$13,210	$6,206	$-	$19,416
Financial liabilities measured at fair value
Financial liabilities at FVTPL:
Non-hedge derivatives	$-	$15,873	$-	$15,873
Gold prepayment liability	-	130,318	-	130,318
Financial liabilities at amortized cost:
Agreements with communities	-	-	31,474	31,474
Wheaton refund liability	-	-	11,914	11,914
Senior unsecured notes	1,204,740	-	-	1,204,740
	$1,204,740	$146,191	$43,388	$1,394,319

December 31, 2021	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value
Financial assets at FVTPL:
Non-hedge derivatives	$-	$7,430	$-	$7,430
Investments	11,158	-	-	11,158
	$11,158	$7,430	$-	$18,588
Financial liabilities measured at fair value
Financial liabilities at FVTPL:
Non-hedge derivatives	$-	$12,451	$-	$12,451
Gold prepayment liability	-	140,008	-	140,008
Financial liabilities at amortized cost:
Agreements with communities	-	-	33,947	33,947
Wheaton refund liability	-	-	5,424	5,424
Senior unsecured notes	1,239,018	-	-	1,239,018
	$1,239,018	$152,459	$39,371	$1,430,848

HUDBAY MINERALS INC. Notes to Unaudited Condensed Consolidated Interim Financial Statements (in thousands of US dollars, except where otherwise noted) For the three months ended March 31, 2022 and 2021

The Company's policy is to recognize transfers into and transfers out of fair value hierarchy levels as of the date of the event or change in circumstances that caused the transfer. During the three months  ended March 31, 2022 and year ended December 31, 2021, Hudbay did not make any such transfers.

Valuation techniques used for instruments categorized in Levels 2 and 3 are consistent with the year ended December 31, 2021.

(b) Derivatives and hedging:

Copper fixed for floating swaps

Hudbay enters into copper fixed for floating swaps in order to manage the risk associated with provisional pricing terms in copper concentrate sales agreements. As at March 31, 2022, Hudbay had 63.5 million pounds of net copper swaps outstanding at an effective average price of $4.55/lb and settling across April to August 2022. As at December 31, 2021, Hudbay had 72.8 million pounds of net copper swaps outstanding at an effective average price of $4.34/lb and settling across January to April 2022. The aggregate fair value of the transactions at March 31, 2022 was a liability of $10,165 (December 31, 2021 - a liability position of $5,440).

Transactions involving derivatives are with large multi-national financial institutions that Hudbay believes to be credit worthy.

Non-hedge derivative zinc contracts

Hudbay enters into future dated fixed price sales contracts with zinc customers and, to ensure that the Company continues to receive a floating or unhedged realized zinc price, Hudbay enters into forward zinc purchase contracts that effectively offset the fixed price sales contracts. At March 31, 2022, Hudbay held contracts for forward zinc purchased of 1.8 million pounds (December 31, 2021 - 3.1 million pounds) that related to forward customer sales of zinc. Prices range from $1.44/lb to $1.95/lb (December 31, 2021 - $1.44/lb to $1.52/lb) and settlement dates extend to June 2022. The aggregate fair value of the transactions at March 31, 2022 was a net asset position of $498 (December 31, 2021 - a net asset position of $419).

(c) Provisionally priced receivables

Changes in fair value of provisionally priced receivables

Hudbay records changes in fair value of provisionally priced receivables related to provisional pricing in concentrate purchase, concentrate sale and certain other sale contracts. Under the terms of these contracts, prices are subject to final adjustment at the end of a future period after title transfers based on quoted market prices during the quotation period specified in the contract. The period between provisional pricing and final pricing is typically up to three months.

Changes in fair value of provisionally priced receivables are presented in trade and other receivables when they relate to sales contracts and in trade and other payables when they relate to purchase contracts. At each reporting date, provisionally priced metals are marked-to-market based on the forward market price for the quotation period stipulated in the contract, with changes in fair value recognized in revenue for sales contracts and in inventory or cost of sales for purchase concentrate contracts. Cash flows related to changes in fair value of provisionally priced receivables are classified in operating activities.

HUDBAY MINERALS INC. Notes to Unaudited Condensed Consolidated Interim Financial Statements (in thousands of US dollars, except where otherwise noted) For the three months ended March 31, 2022 and 2021

As at March 31, 2022 and December 31, 2021, Hudbay's net position consisted of contracts awaiting final pricing which are as indicated below:

Metal in concentrate		Sales awaiting final pricing		Average YTD price ($/unit)
	Unit	Mar. 31, 2022	Dec. 31, 2021	Mar. 31, 2022	Dec. 31, 2021
Copper	pounds (in thousands)	56,999	75,681	4.71	4.42
Gold	oz	18,573	27,304	1,950	1,828
Silver	oz	76,697	125,800	25.13	23.33

The aggregate fair value of provisionally priced receivables within the copper and refined zinc sales contracts at March 31, 2022, was an asset position of $17,306 (December 31, 2021 - an asset position of $6,500).

(d) Other financial liabilities

Gold prepayment liability

The gold prepayment liability (note 12) requires settlement by physical delivery of gold ounces or equivalent gold credits. The fair value of the financial liability at March 31, 2022 was a liability of $130,318 (December 31, 2021 - $140,008).

21. Commitments

Capital commitments

As at March 31, 2022, Hudbay had outstanding capital commitments in Canada of approximately $29,129 of which $19,456 can be terminated, approximately $37,232 in Peru, all of which can be terminated, and approximately $180,103 in Arizona, primarily related to the Rosemont project, of which approximately $87,928 can be terminated by Hudbay.

22. Supplementary cash flow information

(a) Other cash generated from / (used in) operating activities:

	Three months ended March 31,
	2022	2021
Gain on disposal of property, plant & equipment (note 5d)	$(532)	$(303)
Share based compensation paid	(5,111)	(6,626)
Restructuring - Manitoba (note 5d)	748	-
Other	281	618
	$(4,614)	$(6,311)

HUDBAY MINERALS INC. Notes to Unaudited Condensed Consolidated Interim Financial Statements (in thousands of US dollars, except where otherwise noted) For the three months ended March 31, 2022 and 2021

(b) Change in non-cash working capital:

	Three months ended March 31,
	2022	2021
Change in:
Trade and other receivables	$20,715	$(14,950)
Other financial assets/liabilities	4,726	190
Inventories	(18,723)	(21,489)
Prepaid expenses	(313)	(396)
Trade and other payables	(11,258)	(20,798)
Provisions and other liabilities	(8,893)	18,584
	$(13,746)	$(38,859)

(c) Non-cash transactions:

During the three months ended March 31, 2022 and 2021, Hudbay entered into the following non-cash investing and financing activities which are not reflected in the condensed consolidated interim statements of cash flows:

- Remeasurement of Hudbay's decommissioning and restoration liabilities for the three months ended March 31, 2022 led to a net decrease in related property, plant and equipment assets of $14,182 (three months ended March 31, 2021 - a net decrease of $64,504), mainly related to  changes to discount rates associated with remeasurement of the liabilities.

- Property, plant and equipment included $7,772 (three months ended March 31, 2021 - $1,321) of capital additions related to the recognition of ROU assets. Property, plant and equipment and other assets include $1,225 of capital additions related to agreements with communities (three months ended March 31, 2021 - $18,757).

HUDBAY MINERALS INC. Notes to Unaudited Condensed Consolidated Interim Financial Statements (in thousands of US dollars, except where otherwise noted) For the three months ended March 31, 2022 and 2021

23. Segmented information

Corporate and other activities include the Company's exploration activities in Chile, Canada and the State of Nevada. These exploration entities are not individually significant, as they do not meet the minimum quantitative thresholds for standalone segment disclosure. Corporate and other activities are not considered a segment and are included as a reconciliation to total consolidated results.

Three months ended March 31, 2022
	Manitoba	Peru	Arizona	Corporate and other activities	Total
Revenue from external customers	$177,239	$201,380	$-	$-	$378,619
Cost of sales
Mine operating costs	114,907	97,353	-	-	212,260
Depreciation and amortization	32,729	48,362	-	-	81,091
Gross profit	29,603	55,665	-	-	85,268
Selling and administrative expenses	-	-	-	11,841	11,841
Exploration expenses	6,006	2,603	9,830	191	18,630
Evaluation expenses	525	-	6,511	-	7,036
Environmental obligation adjustment	(79,856)	-	-	-	(79,856)
Other expenses	237	1,651	72	52	2,012
Results from operating activities	$102,691	$51,411	$(16,413)	$(12,084)	$125,605
Net interest expense on long term debt					16,898
Accretion on streaming arrangements					4,836
Change in fair value of financial instruments					7,216
Other net finance costs					7,794
Profit before tax					88,861
Tax expense					25,046
Profit for the period					$63,815

HUDBAY MINERALS INC. Notes to Unaudited Condensed Consolidated Interim Financial Statements (in thousands of US dollars, except where otherwise noted) For the three months ended March 31, 2022 and 2021

Three months ended March 31, 2021
	Manitoba	Peru	Arizona	Corporate and other activities	Total
Revenue from external customers	$177,956	$135,668	$-	$-	$313,624
Cost of sales
Mine operating costs	100,577	77,853	-	-	178,430
Depreciation and amortization	42,247	40,435	-	-	82,682
Gross profit	35,132	17,380	-	-	52,512
Selling and administrative expenses	-	-	-	9,945	9,945
Exploration expenses	1,853	871	4,383	(260)	6,847
Evaluation expenses	205	-	62	-	267
Environmental obligation adjustment	(4,499)	-	-	-	(4,499)
Other expenses	(152)	1,077	(8)	174	1,091
Results from operating activities	$37,725	$15,432	$(4,437)	$(9,859)	$38,861
Net interest expense on long term debt					21,232
Accretion on streaming arrangements					15,528
Change in fair value of financial instruments					39,007
Other net finance costs					32,686
Loss before tax					(69,592)
Tax recovery					(9,490)
Loss for the period					$(60,102)

March 31, 2022
	Manitoba	Peru	Arizona	Corporate and other activities	Total
Total assets	$800,830	$2,591,013	$750,237	$396,134	$4,538,214
Total liabilities	560,758	974,724	75,353	1,365,401	2,976,236
Property, plant and equipment[1]	712,015	2,220,230	738,924	42,563	3,713,732
[1] Included in Corporate and other activities are $28.3 million of property, plant and equipment that is located in Nevada.

December 31, 2021
	Manitoba	Peru	Arizona	Corporate and other activities	Total
Total assets	$812,137	$2,624,251	$745,371	$434,472	$4,616,231
Total liabilities	655,095	1,023,186	75,782	1,385,340	3,139,403
Property, plant and equipment[1]	706,330	2,265,687	735,127	42,822	3,740,966
[1] Included in Corporate and other activities are $28.3 million of property, plant and equipment that is located in Nevada.